

October 25, 2011

Via E-mail
Melanie S. Maute
President and Chief Executive Officer
Aristocrat Group Corp.
3 Allington Court
Medford, NJ 08055

> **Re:** **Aristocrat Group Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 18, 2011**
> **File No. 333-176491**

Dear Ms. Maute:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Offering, page 3

Exercisability of warrants, page 4

1. Please remove your statement that "the purchaser of one unit pursuant to this prospectus will receive two (2) warrants to purchase a total of two (2) 'unregistered shares' of our common stock." State instead that you are not registering the exercise of the warrants that comprise the units and explain what this means in terms of a unit holder's ability to exercise the warrants. Make corresponding changes to your disclosure on pages 17 and 18.

Melanie S. Maute
Aristocrat Group Corp.
October 25, 2011
Page 2

Exercise period of the warrants, page 4

2. Please explain your basis for stating that "[p]urchasers of the units will be able to exercise the warrants without an effective and current registration statement two (2) years from the closing of the offering." In this regard, it is not clear how each unit holder would have an available exemption from registration for the exercise of the warrants. Furthermore, your assertion is inconsistent with the disclosure in the risk factor entitled "Warrants may not be exercisable" on page 12. Make corresponding changes to your disclosure on pages 17 and 18.

3. Please reinsert the disclosure that the warrants expire five years after the closing of this offering or earlier upon redemption of liquidation.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Staff Attorney, at (202) 551-3268, Kathleen Krebs, Special Counsel, (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Diane J. Harrison
        Harrison Law, P.A.